November 18, 2008

John Lucas

United States

Securities and Exchange Commission

Washington D.C. 20549

Re:

Communication File No. 0-27693

Nova Energy Inc.

Dear John;

Further to our conversation and as per your request, this letter will confirm our discussions to provide a response to the SEC comment letter dated November 7th, 2008.

The company will attempt to provide responses to the comment letter on a best efforts basis on, or before November 26th 2008. We will communicate to you by then if we are unable to meet this date.

Thank you

Respectfully;

/s/ Daymon Bodard

Daymon Bodard

President

Nova Energy, Inc.